Exhibit 99.2

CONSENT OF QUALIFIED PERSON (DOUG WARD)

I hereby consent to the inclusion of information related to the scientific and technical disclosure regarding the La Colorada Mine and the Hope Bay Mine as described or incorporated by reference in the prospectus supplement dated May 29, 2020 to the Form F-10 of Maverix Metals Inc. (File No. 333-233589), filed with the United States Securities and Exchange Commission on September 3, 2019 pursuant to the Securities Act of 1933, as amended, as applicable.

/s/ Doug Ward
Name:	Doug Ward, B.Sc. Mining, Engineering, MMSA
Title:	Vice President Technical Services, Maverix Metals Inc.